Exhibit (a)(5)(E)

	MICHAEL K. JEANES
	Clerk of the Superior Court
	By Marenda Sullivan, Deputy
	Date 05/11/2012 Time 10:40:13
SCHNEIDER WALLACE COTTRELL	Description	Amount
BRAYTON KONECKY LLP	CASE# CV2012-053012
MICHAEL C. McKAY (023354)	CIVIL NEW COMPLAINT	301.00

8501 North Scottsdale Road, Suite 270	TOTAL AMOUNT	301.00
Scottsdale, Arizona 85253	Receipt# 22173280
Telephone: (480) 428-0144 Facsimile: (866) 505-8036
mmckay@schneiderwallace.com

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF MARICOPA

MACOMB COUNTY EMPLOYEES’	)	Case No. CV2012-053012
RETIREMENT SYSTEM, Individually and on	)
Behalf of All Others Similarly Situated	)	CLASS ACTION
)
Plaintiff,	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTY
vs.	)
)
P.F. CHANG’S CHINA BISTRO, INC.,	)
CENTERBRIDGE PARTNERS, L.P., WOK	)
PARENT LLC, WOK ACQUISITION CORP.,	)
RICHARD L. FEDERICO, KERRII B.	)
ANDERSON, F. LANE CARDWELL, JR.,	)
LESLEY H. HOWE, DAWN E. HUDSON, M.	)
ANN RHOADES, JAMES G. SHENNAN,	)
JR., R. MICHAEL WELBORN and	)
KENNETH J. WESSELS,	)
)
Defendants.	)
	)	DEMAND FOR JURY TRIAL

Plaintiff, by its attorneys, submits this Complaint based upon self-dealing and breach of fiduciary duty against the defendants named herein.

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s” or the “Company”) common stock against P.F. Chang’s Board of Directors (the “Board”) arising out of their attempts to complete the sale of P.F. Chang’s to Centerbridge Partners, L.P. through its affiliates Wok Parent LLC, a Delaware limited liability company (“Parent”), and Wok Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”) (Centerbridge Partners, L.P., Parent and Purchaser are collectively referred to herein as “Centerbridge”) (the “Proposed Buyout”). The Board was aided and abetted in its breaches of fiduciary duty by P.F. Chang’s and Centerbridge. This action seeks equitable relief only.

2. P.F. Chang’s owns and operates two restaurant concepts in the Asian niche. P.F. Chang’s China Bistro features a blend of high-quality, Chinese-inspired cuisine and American hospitality in a sophisticated, contemporary bistro setting. Pei Wei Asian Diner offers a modest menu of freshly prepared pan-Asian cuisine in a relaxed, warm environment offering attentive counter service and take-out flexibility. In addition, the Company has extended its brands to international markets, airport locations and retail products, all of which are operated under licensing agreements. The Company has also announced an agreement to acquire a majority equity ownership position in True Food Kitchen, a Fox Restaurant Concept specializing in healthy, locally sourced and globally inspired meals. P.F. Chang’s is a Delaware corporation headquartered in Scottsdale, Arizona.

3. On May 1, 2012, P.F. Chang’s and Centerbridge jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which Centerbridge will acquire the Company for $51.50 per share in cash (the “Announcement”). The cash tender offer of $51.50 per share will commence within ten business days of May 1, 2012, and will close no later than mid-June 2012. Upon completion of the transaction, P.F. Chang’s will operate as a stand-alone company within Centerbridge. P.F. Chang’s existing management team will continue to hold key

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

senior leadership positions at the Company following the close of the transaction. P.F. Chang’s will continue to do business under its existing P.F. Chang’s brands. Defendants are working quickly to consummate the deal; absent judicial intervention, the tender offer will close in a little over one month from now.

4. The Proposed Buyout is the result of an unfair sales process designed to provide material benefits to Company insiders and liquidity for the Company’s largest inside shareholders, Morgan Stanley, Kornitzer Capital Management, Inc., BlackRock, Inc., Capital Research Global Investors, and The Vanguard Group, Inc., who together with management collectively hold 42.7% of P.F. Chang’s outstanding stock. Indeed, the Proposed Buyout is a de facto management-led buyout, resulting from a pledge by Centerbridge to retain Company management in exchange for an agreement to deliver the Company to Centerbridge for far less than its intrinsic value.

5. The Board agreed to deliver the Company to Centerbridge in order to secure material benefits for themselves as a result of the Proposed Buyout, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change-of-control severance payments, which will provide tens of millions of dollars in gains to the Board and members of P.F. Chang’s management.

6. But that is not all. In addition to “cashing in” their illiquid holdings, the Company’s management will be staying on board after the transaction. As announced on May 1, 2012 by Jason Mozingo, Senior Managing Director of Centerbridge, “We have great respect for P.F. Chang’s, its brands, and the Company’s strong commitment to its customers, employees, and partners. We look forward to working with management to lead the Company through its next phase of growth and development.” Thus, members of P.F. Chang’s management will continue in their positions with Centerbridge following the conclusion of the Proposed Buyout.

7. Furthermore, the Board’s financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”), is also highly conflicted by a multi-million dollar contingent success fee, which it will only be paid if the Proposed Buyout closes. Moreover, Goldman Sachs and Centerbridge are and have been financially intertwined for some time. Affiliates of Goldman Sachs and Centerbridge Partners, L.P. are co-owners of Kenan Advantage Group, Inc. Centerbridge, as one of BankUnited’s co-

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

owners, retained Goldman Sachs to serve as a lead underwriter in BankUnited’s initial public offering. Affiliates of Goldman Sachs and Centerbridge also co-managed and joint-ventured a commercial real estate loan investment. Goldman Sachs also retained Centerbridge as the biggest lender in its acquisition of Hawker Beechcraft, Inc.

8. In order to lock up the Proposed Buyout and ensure the receipt of material personal benefits, and to ensure Centerbridge, and only Centerbridge, acquires P.F. Chang’s, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders. While the Merger Agreement permits P.F. Chang’s to shop itself until May 31, 2012 (the “go-shop”), that provision appears to be meaningless in light of the deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-solicitation clause that prevents the Company from providing confidential Company information to, or even communicating with, potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Centerbridge, and allow Centerbridge three business days to match any competing proposal; (iii) a termination and expense fee provision that would require the Company to pay Centerbridge $36,528,000 for accepting a superior proposal from the “go-shop” period or $67,436,000 for accepting a superior proposal thereafter. To further ensure that the Proposed Acquisition (and no other) succeeds, Centerbridge demanded and the Board capitulated and irrevocably granted Centerbridge a coercive “top-up” provision in the Merger Agreement, which provides that P.F. Chang’s will issue to Centerbridge the remaining shares to put Centerbridge over the 90% threshold. Once Centerbridge acquires 90% or more of the outstanding shares of the Company’s common stock, then Centerbridge will consummate the Merger pursuant to the short form merger procedures under Delaware law as soon as practicable following the consummation of the offer, without a vote or any further action by the holders of the Company’s common stock. These deal protection devices effectively preclude any competing bids for P.F. Chang’s.

9. Because defendants dominate and control the business and corporate affairs of P.F. Chang’s and are in possession of private corporate information concerning P.F. Chang’s assets,

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of P.F. Chang’s, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

10. In short, the Proposed Buyout is designed to unlawfully divest P.F. Chang’s public stockholders of their holdings without providing them with a fair process or a fair price, in accordance with their duty to maximize shareholder value. Plaintiff seeks to enjoin the Proposed Buyout unless and/or until defendants cure their breaches of fiduciary duty. This action seeks equitable relief only, and is not removable.

JURISDICTION AND VENUE

11. This Court has jurisdiction over the cause of action asserted herein pursuant to Ariz. R. Civ. P. 4.2(a) and under A.R.S. § 12-123 because this case is a cause not given by statute to other trial courts. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and/or maintains operations in this County, or is an individual who resides in this County or has sufficient minimum contacts with Arizona so as to render the exercise of jurisdiction by the Arizona courts permissible under traditional notions of fair play and substantial justice.

12. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to P.F. Chang’s shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

13. Plaintiff Macomb County Employees’ Retirement System is, and at all times relevant hereto was, a shareholder of P.F. Chang’s.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

14. Defendant P.F. Chang’s is a publicly traded Delaware corporation. P.F. Chang’s headquarters are at 7676 East Pinnacle Peak Road, Scottsdale, Arizona 85255. P.F. Chang’s is sued as an aider and abettor herein.

15. Defendant Centerbridge Partners, L.P. is a private investment firm, with its headquarters at 375 Park Avenue, 12th Floor, New York, New York 10152. Centerbridge Partners, L.P. is sued as an aider and abettor herein.

16. Defendant Wok Parent LLC is a Delaware limited liability company affiliated with Centerbridge Partners, L.P, and is sued herein as an aider and abettor.

17. Defendant Wok Acquisition Corp. is a Delaware corporation and an indirect wholly owned subsidiary of Wok Parent LLC, and is sued herein as an aider and abettor.

18. Defendant Richard L. Federico is, and at all relevant times has been, P.F. Chang’s Chief Executive Officer and Chairman of the Board.

19. Defendant Kerrii B. Anderson is, and at all relevant times has been a P.F. Chang’s director.

20. Defendant F. Lane Cardwell, Jr. is, and at all relevant times has been, P.F. Chang’s President and a P.F. Chang’s director.

21. Defendant Lesley H. Howe is, and at all relevant times has been a P.F. Chang’s director.

22. Defendant Dawn E. Hudson is, and at all relevant times has been a P.F. Chang’s director.

23. Defendant M. Ann Rhoades is, and at all relevant times has been a P.F. Chang’s director.

24. Defendant James G. Shennan, Jr. is, and at all relevant times has been a P.F. Chang’s director.

25. Defendant R. Michael Welborn is, and at all relevant times has been a P.F. Chang’s director and the Company’s Executive Vice President and President, Global Brand Development.

26. Defendant Kenneth J. Wessels is, and at all relevant times has been a P.F. Chang’s director.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

27. The defendants named above in ¶¶18-26 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

28. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

29. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of P.F. Chang’s, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30. Plaintiff alleges herein that defendants, separately and together, in connection with the Proposed Buyout, are knowingly or recklessly violating their fiduciary duties, including their

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of P.F. Chang’s. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class (as defined below), and are choosing not to provide shareholders with all the information necessary to make an informed decision in connection with the Proposed Buyout. As a result of defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their P.F. Chang’s common stock in the Proposed Buyout.

31. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Buyout, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

THE PROPOSED BUYOUT

32. P.F. Chang’s owns and operates two restaurant concepts in the Asian niche. P.F. Chang’s China Bistro features a blend of high-quality, Chinese-inspired cuisine and American hospitality in a sophisticated, contemporary bistro setting. Pei Wei Asian Diner offers a modest menu of freshly prepared pan-Asian cuisine in a relaxed, warm environment offering attentive counter service and take-out flexibility. In addition, the Company has extended its brands to international markets, airport locations and retail products, all of which are operated under licensing agreements. The Company has also announced an agreement to acquire a majority equity ownership position in True Food Kitchen, a Fox Restaurant Concept specializing in healthy, locally sourced and globally inspired meals.

33. On May 1, 2012, P.F. Chang’s and Centerbridge jointly announced that they had entered into the Merger Agreement under which Centerbridge will acquire the Company for $51.50 per share in cash. The cash tender offer of $51.50 per share will commence within ten business days of May 1, 2012, and will close no later than mid-June 2012. Upon completion of the transaction, P.F. Chang’s will operate as a stand-alone company within Centerbridge. P.F. Chang’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. P.F. Chang’s will continue to do business under its existing P.F. Chang’s brands. Defendants are working quickly to consummate the deal; absent judicial intervention, the tender offer will close in a little over one month from now.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

34. The press release containing the Announcement of the Proposed Buyout states in pertinent part:

P.F. Chang’s to Be Acquired by Centerbridge Partners

P.F. Chang’s Stockholders to Receive $51.50 Per Share in Cash

... P.F. Chang’s China Bistro, Inc. today announced that it has entered into a definitive merger agreement with Centerbridge Partners, L.P. (“Centerbridge”), a leading private investment firm, in a transaction valued at approximately $1.1 billion, which will result in P.F. Chang’s becoming a private company.

Under the terms of the merger agreement, which has been approved by the Company’s Board of Directors, Centerbridge will acquire all of the outstanding shares of P.F. Chang’s common stock for $51.50 per share in cash. This represents a premium of approximately 30% over the average closing share price of P.F. Chang’s common stock for the 30 days ended April 30, 2012.

“We are excited about this transaction with Centerbridge, as it recognizes the value of P.F. Chang’s highly respected brands and talented employees, while providing our stockholders with an immediate and substantial cash premium for their investment,” said Rick Federico, Chairman and CEO of P.F. Chang’s. “We look forward to working with Centerbridge to further strengthen the Company and our growing P.F. Chang’s, Pei Wei, True Food Kitchen and Global Brands businesses. We are confident that being a private company will provide us with greater flexibility to focus on our long-term strategic plan of elevating our guest experience, enhancing our value proposition, growing traffic and improving the performance of our brands.”

Commenting on the announcement, Jason Mozingo, Senior Managing Director of Centerbridge, said, “We have great respect for P.F. Chang’s, its brands, and the Company’s strong commitment to its customers, employees, and partners. We look forward to working with management to lead the Company through its next phase of growth and development.”

Under the terms of the agreement, it is anticipated that Centerbridge will commence a tender offer for all of the outstanding shares of the Company no later than May 15, 2012. The transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of approximately 83 percent of the Company’s common shares, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. Under the terms of the agreement, the Company may solicit superior proposals from third parties during the next 30 calendar days continuing through May 31, 2012. There can be no assurances that this process will result in a superior proposal, and the Company does not intend to discuss any developments with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. The Company expects the transaction to close no later than the end of the third quarter of 2012.

Goldman, Sachs & Co. is serving as exclusive financial advisor and DLA Piper LLP is serving as legal advisor to P.F. Chang’s in connection with the

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

transaction. Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. are serving as financial advisors to Centerbridge, and Weil, Gotshal & Manges LLP is serving as Centerbridge’s legal advisor.

35. The Proposed Buyout is the result of an unfair sales process designed to provide material benefits to Company insiders and liquidity for the Company’s largest inside shareholders, Morgan Stanley, Kornitzer Capital Management, Inc., BlackRock, Inc., Capital Research Global Investors, and The Vanguard Group, Inc., who together with management collectively hold 42.7% of P.F. Chang’s outstanding stock. Indeed, the Proposed Buyout is a de facto management-led buyout, resulting from a pledge by Centerbridge to retain Company management in exchange for an agreement to deliver the Company to Centerbridge for far less than its intrinsic value.

36. The Board agreed to deliver the Company to Centerbridge in order to secure material benefits for themselves as a result of the Proposed Buyout, including the accelerated vesting and monetization of illiquid equity holdings in the Company and change-of-control severance payments, which will provide tens of millions of dollars in gains to the Board and members of P.F. Chang’s management.

37. But that is not all. In addition to “cashing in” their illiquid holdings, the Company’s management will be staying on board after the transaction. As announced on May 1, 2012 by Jason Mozingo, Senior Managing Director of Centerbridge, “We have great respect for P.F. Chang’s, its brands, and the Company’s strong commitment to its customers, employees, and partners. We look forward to working with management to lead the Company through its next phase of growth and development.” Thus, members of P.F. Chang’s management will continue in their positions with Centerbridge following the conclusion of the Proposed Buyout.

38. Furthermore, the Board’s financial advisor, Goldman Sachs, is also highly conflicted by a multi-million dollar contingent success fee, which it will only be paid if the Proposed Buyout closes. Moreover, Goldman Sachs and Centerbridge are and have been financially intertwined for some time. Affiliates of Goldman Sachs and Centerbridge Partners, L.P. are co-owners of Kenan Advantage Group, Inc. Centerbridge, as one of BankUnited’s co-owners, retained Goldman Sachs to serve as a lead underwriter in BankUnited’s initial public offering. Affiliates of Goldman Sachs and Centerbridge also co-managed and joint-ventured a commercial real estate loan investment. Goldman Sachs also retained Centerbridge as the biggest lender in its acquisition of Hawker Beechcraft, Inc.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

39. In order to lock up the Proposed Buyout and ensure the receipt of material personal benefits, and to ensure Centerbridge, and only Centerbridge, acquires P.F. Chang’s, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders. While the Merger Agreement permits P.F. Chang’s to shop itself until May 31, 2012 (the “go-shop”), that provision appears to be meaningless in light of the deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-solicitation clause that prevents the Company from providing confidential Company information to, or even communicating with, potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Centerbridge, and allow Centerbridge three business days to match any competing proposal; (iii) a termination and expense fee provision that would require the Company to pay Centerbridge $36,528,00 for accepting a superior proposal from the “go-shop” period or $67,436,000 for accepting a superior proposal thereafter.

40. To further ensure that the Proposed Buyout (and no other) succeeds, and to attempt to silence dissent among the Company’s shareholders, Centerbridge demanded and the Board capitulated and irrevocably granted Centerbridge a “top-up” provision in the Merger Agreement, which provides that P.F. Chang’s will issue to Centerbridge the remaining shares necessary to put Centerbridge over the 90% threshold. Once Centerbridge acquires 90% or more of the outstanding shares of the Company’s common stock, then Centerbridge will consummate the Merger pursuant to the short form merger procedures under Delaware law as soon as practicable following the consummation of the offer, without a vote or any further action by the holders of the Company’s common stock. The “top-up” will allow Centerbridge to acquire P.F. Chang’s without seeking shareholder approval of the Proposed Buyout, thereby eliminating P.F. Chang’s shareholders from the equation.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

41. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Buyout as a coercive tender offer by granting Centerbridge the top-up option, which, pursuant to the terms of the Buyout Agreement, will allow Centerbridge to issue sufficient shares to itself in order to effectuate a short-form merger, even if P.F. Chang’s minority shareholders fail to support the Proposed Buyout. The top-up option itself is a sham, as it allows Centerbridge to purchase the top-up shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

42. Defendants knowingly agreed to include the top-up provision in the Buyout Agreement because it was a critical means to a very lucrative end. For Centerbridge, the top-up option allows the process of acquiring P.F. Chang’s to speed forward to conclusion without the need, risk, expense or scrutiny of a shareholder vote. The Individual Defendants agreed to the top-up provision in order to insure their receipt of millions of dollars they would not receive absent Centerbridge’s acquisition of P.F. Chang’s, from change-in-control severance payments and their sale of their illiquid block of P.F. Chang’s common and restricted stock. By agreeing to include the top-up provision in the Buyout Agreement, and deliberately favoring their own interests over the shareholders, defendants knowingly, culpably and in bad faith, breached, or aided and abetted such breach of, their duty to maximize shareholder value.

43. The collective effect of these deal protection provisions chills any potential post-merger market check. These deal protection devices effectively preclude any other potential bidders from consummating, or even making an offer for the Company, and make even more egregious the Board’s utter failure to obtain the best price possible for shareholders before agreeing to the Proposed Buyout, as is their duty under the law.

44. Because defendants dominate and control the business and corporate affairs of P.F. Chang’s and are in possession of private corporate information concerning P.F. Chang’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of P.F. Chang’s, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

45. In short, the Proposed Buyout is designed to unlawfully divest P.F. Chang’s public stockholders of their holdings without providing them with a fair process or a fair price, in accordance with their duty to maximize shareholder value. Plaintiff seeks to enjoin the Proposed Buyout unless and/or until defendants cure their breaches of fiduciary duty. This action seeks equitable relief only, and is not removable.

SELF-DEALING

46. By reason of their positions with P.F. Chang’s, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of P.F. Chang’s, and especially the true value and expected increased future value of P.F. Chang’s and its assets, which they have not disclosed to P.F. Chang’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of P.F. Chang’s public shareholders.

47. The Proposed Buyout is wrongful, unfair and harmful to P.F. Chang’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of P.F. Chang’s on terms that do not adequately value the Company. Accordingly, the Proposed Buyout will only benefit the Individual Defendants and Centerbridge.

48. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	withdraw their consent to the sale of P.F. Chang’s and allow the shares to trade freely, without impediments;

•	act independently so that the interests of P.F. Chang’s public stockholders will be protected;

•

adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of P.F. Chang’s public stockholders;

•	conduct a fair and open sales process for the Company without impingement from the preclusive deal protection devices in the merger agreement; and

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

•	disclose all material information to the Company’s shareholders about the Proposed Buyout.

49. As a result of defendants’ conduct, P.F. Chang’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, defendants are obligated to maximize shareholder value, not structure a preferential deal for themselves. The Proposed Buyout, as structured, does not represent the maximized value that P.F. Chang’s shareholders are entitled to.

CLASS ACTION ALLEGATIONS

50. Plaintiff brings this action on its own behalf and as a class action on behalf of all holders of P.F. Chang’s stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

51. This action is properly maintainable as a class action.

52. The Class is so numerous that joinder of all members is impracticable. According to P.F. Chang’s U.S. Securities and Exchange Commission filings, there were more than 21 million shares of P.F. Chang’s common stock outstanding as of April 1, 2012.

53. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;

(b) whether the defendants are engaging in self-dealing in connection with the Proposed Buyout;

(c) whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Buyout;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(d) whether the defendants are unjustly enriching themselves and other insiders or affiliates of P.F. Chang’s;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the Individual Defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Proposed Buyout by failing to disclose all material information concerning the Proposed Buyout;

(g) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

54. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

55. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

56. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

57. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

58. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

Breach of Fiduciary Duties Against All Defendants

59. Plaintiff repeats and realleges each allegation set forth herein.

60. The Individual Defendants, aided and abetted by P.F. Chang’s and Centerbridge, have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor, and independence owed to the public shareholders of P.F. Chang’s and have acted to put their personal interests ahead of the interests of P.F. Chang’s shareholders.

61. By the acts, transactions and courses of conduct alleged herein, the defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in P.F. Chang’s.

62. The Individual Defendants, aided and abetted by P.F. Chang’s and Centerbridge, have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with P.F. Chang’s without regard to the fairness of the transaction to P.F. Chang’s shareholders and by failing to disclose all material information concerning the Proposed Buyout to such shareholders.

63. As demonstrated by the allegations above, the Individual Defendants, aided and abetted by P.F. Chang’s and Centerbridge, breached their duties of loyalty, good faith, candor and independence owed to the shareholders of P.F. Chang’s because, among other reasons:

(a) they failed to take steps to maximize the value of P.F. Chang’s to its public shareholders and took steps to avoid competitive bidding, to cap the price of P.F. Chang’s stock, and to give the Individual Defendants an unfair advantage and purposefully avoid a proper auction, by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) they failed to properly value P.F. Chang’s;

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Buyout; and

(d) they failed to disclose all material information that would permit P.F. Chang’s stockholders to cast a fully informed vote on the Proposed Buyout.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

64. Because the Individual Defendants dominate and control the business and corporate affairs of P.F. Chang’s, and are in possession of private corporate information concerning P.F. Chang’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of P.F. Chang’s which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

65. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by P.F. Chang’s and Centerbridge, have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

66. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Buyout which will exclude the Class from its fair share of P.F. Chang’s valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class. Moreover, unless the Proposed Buyout is enjoined by the Court, defendants will not engage in arm’s-length negotiations on the Proposed Buyout’s terms, and will not supply to P.F. Chang’s stockholders sufficient information to enable them to cast informed votes on the Proposed Buyout and may consummate the Proposed Buyout, all to the irreparable harm of plaintiff and the other members of the Class.

67. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

68. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D. Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of P.F. Chang’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: May 10, 2012	SCHNEIDER WALLACE COTTRELL BRAYTON KONECKY LLP
/s/ Michael C. McKay
Michael C. McKay
8501 North Scottsdale Road, Suite 270 Scottsdale, Arizona 85253 Telephone: (480) 428-0144 Facsimile: (866) 505-8036 mmckay@schneiderwallace.com

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER EDWARD M. GERGOSIAN 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: (619) 231-1058 Facsimile: (619) 231-7423
VANOVERBEKE MICHAUD & TIMMONY, P.C.
THOMAS C. MICHAUD 79 Alfred Street Detroit, MI 48201 Telephone: (313) 578-1200 Facsimile: (313) 578-1201
Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY